[GRAPHIC OMITTED
              500 Boylston Street, Boston, Massachusetts 02116-3741
                      Phone 617-954-4340 / Fax 617-954-7723



                                        April 16, 2009


VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     RE: Post-Effective Amendment No. 43 to Registration Statement on Form N-1A for MFS Variable Insurance Trust II (File Nos. 2-83616; 811-3732)

Ladies and Gentlemen:

         On behalf of MFS Variable Insurance Trust II (File Nos. 2-83616; 811-3732) (the "Registrant"), this letter sets forth our responses to your comments on the Registrant's Post-Effective Amendment No. 43 to the Registration Statement filed on February 6, 2009.

General Comments

1. Comment: Please file a "Tandy" representation letter in connection with the comment process for the above-referenced Registration Statements.

         Response: A "Tandy" representation letter will be filed on or before the date hereof.

Prospectus

2. Comment: Please confirm that the disclosure required by Rule 481(b)(1) under the Securities Act of 1933 will appear on the front cover page of the prospectus for the MFS Global Research Portfolio (the "Fund"), a series of the Registrant, as required by Item 1(a)(3) of Form N-1A.


         Response: The required disclosure will appear on the front cover page of the Fund's prospectus.

3. Comment: Please confirm that the use of the term "global" in the Fund's name refers to an investment strategy to invest the Fund's assets in U.S. and foreign securities.

         Response: MFS normally invests the Fund's assets primarily in U.S. and foreign equity securities. We believe that the disclosure under "Risk Return Summary-Principal Investment Strategies" accurately describes this investment
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Securities and Exchange Commission
April 16, 2009
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         strategy  and that the use of the term  "global" in the Fund's name is appropriate.

4. Comment: Please clarify whether the Fund intends to diversify its investments among countries.

         Response: The prospectus contains disclosure that in selecting investments for the Fund, MFS may invest a relatively large percentage of the Fund's assets in a single country, a small number of countries or a particular geographic region. The prospectus, likewise, contains disclosure regarding the principal risks associated with geographic concentration. We believe that further disclosure is not necessary.

5. Comment: Please consider providing a specified percentage when using the phrase "relatively large percentage" in describing that the Fund may invest a relatively large percentage of the Fund's assets in a single country, a small number of countries or a particular geographic region.

         Response: We are not aware of any legal requirement to include a specified percentage when using the phase "relatively large percentage." Therefore, we respectfully decline to modify our disclosure.

6. Comment: Please provide a definition of large capitalization companies since the Fund "generally focuses" on companies with large capitalization.

         Response: We are not aware of any legal requirement to include the requested disclosure where a fund's name does not suggest a focus on investments in securities of issuers in a certain capitalization range. Therefore, we respectfully decline to modify our disclosure. We also note that what constitutes a large capitalization company generally varies from country to country.

7. Comment: Please clarify whether the Fund may invest in foreign currencies, securities denominated in foreign currencies, or both foreign currencies and securities denominated in foreign currencies.

         Response: We believe that the principal investment strategy and investment type disclosure describes that the Fund may invest in foreign currencies and securities denominated in foreign currencies and that the principal risk disclosure describes the currency risk associated with such investments. As a result, we do not believe any further change is necessary.

8. Comment: If the Fund primarily invests in a particular type of derivative, please provide disclosure regarding the principal risks of investing in such derivative.

         Response: The Fund may invest in different types of derivatives and does not focus its investments in derivatives to a particular type of derivative. We believe that the principal investment strategy and principal investment type disclosure describes the Fund's investment strategy with respect to derivatives and that the principal risk

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         disclosure describes the principal risks associated with such investments. As a result, we do not believe any further change is necessary.

9. Comment: Please confirm that the Fund's 2003 annual total return for Initial Class shares in footnote ^ to the bar chart in the section entitled "Risk Return Summary-Bar Chart and Performance Table" has not changed.

         Response: This information has not changed.

10. Comment: Please consider removing the term "maximum" in the second sentence to footnote (1) to the Annual Fund Operating Expenses table under "Expense Summary-Expense Table" in the prospectus for the Service Class shares.

         Response:  The requested change will be made.

11. Comment: Please confirm that the prospectus contains disclosure regarding material pending legal proceedings to which the Fund or the Fund's investment adviser or underwriter is party as required by Item 5(a)(3) of Form N-1A.

         Response: We have reviewed the requirements of Item 5(a)(3) and do not believe that there is any pending legal proceeding that is likely to have a material adverse effect on the Fund or the ability of MFS or MFS Distributors, Inc., the Fund's principal underwriter, to perform its contract with the Fund. We note that in the event of such a material legal proceeding, disclosure that complies with Item 5(a)(3) will be included in the Fund's prospectus.

12. Comment: Please confirm that individuals are not record owners of the Fund's shares.

         Response: Individuals are not record owners of the Fund's shares.

13. Comment: Please explain the meaning of the phrase "generally by 11:00 a.m." in the second sentence in the second paragraph in the section entitled "How to Purchase, Redeem and Exchange Shares."

         Response: Insurance companies, plan sponsors and other eligible investors are designees of the Fund for receipt of purchase, exchange and redemption orders from contract holders and plan beneficiaries. Any order received by the Fund's designee by the valuation time will receive the net asset value next calculated (which is determined as of the close of regular trading on the New York Stock Exchange), provided that the Fund receives notice of the order by the designee on the next day on which the Exchange is open for trading. The deadline for the Fund's receipt of this notice from the designee is generally 11:00 a.m.
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Securities and Exchange Commission
April 16, 2009
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14.      Comment: In the paragraph entitled "General Purchase and Exchange
         Limitation Policies" under "How to Purchase, Redeem and Exchange Shares-Other considerations-Frequent Trading," please consider (i) removing the term "General" in the heading and (ii) the term "cancel" throughout the paragraph.

         Response: The requested changes will be made.

15. Comment: Please explain the reason for the removal of the paragraph in the section entitled "Other Information-Valuation" regarding the valuation of debt instruments, floating rate loans and many types of derivatives for which market quotations are not considered readily available.

         Response: Previously, the Registrant's registration statement included a prospectus containing information regarding multiple series of the Registrant, including the Fund. The above-referenced information was included in the combined prospectus because certain series of the Registrant invested primarily in debt instruments. Because the Fund primarily invests in U.S. and foreign equity securities, we do not believe that inclusion of this information is necessary.

16. Comment: As required by Item 1(b) of Form N-1A, please disclose, on the back cover page of the Fund's prospectus, the reasons why the Fund's statement of additional information and shareholder reports are not available on the Fund's website.

         Response: The back cover page of the Fund's prospectus will be revised to disclose that because the Fund is available only to insurance company separate accounts, qualified pension and retirement plans and certain other eligible investors, the statement of additional information and shareholder reports are not available on www.mfs.com.


Statement of Additional Information ("SAI")

17. Comment: As required by the Instructions to Item 9(a), please include a telephone number on the front page of the SAI for an investor to call to request a copy of the Fund's shareholder reports.

         Response: This requested change will be made.

18. Comment: In the section entitled "Management of the Funds-Administrator," please provide the basis for remuneration of the administrator of the Fund.

         Response: We have reviewed the requirements of Item 14(h) of Form N-1A and believe that the current disclosure satisfies the requirements of
         Item 14(h) to describe the services of the administrator of the Fund and the compensation paid for such services.
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Securities and Exchange Commission
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19.      Comment: Under "Distribution Plan" in the SAI, please include disclosure regarding whether MFS Distributors Inc. ("MFD") receives compensation regardless of actual expenses.

         Response: We have reviewed the above-reference disclosure and believe that it accurately describes that the Fund pays MFD distribution and/or services fee on an annual basis up to 0.25% of average daily net assets of Service Class shares regardless of the actual expenses incurred by MFD.

20. Comment: Please consider removing language in the first paragraph under "Tax Considerations" describing that certain distributions of the Registrant are not taxable to SunLife of Canada (U.S.) or Sun Life (N.Y.).

         Response: The requested change will be made.

21. Comment: Please explain why the section entitled "Portfolio Transactions and Brokerage Commissions" was revised.

         Response: The disclosure was revised to reflect changes in the funds' practices with respect to portfolio transactions and brokerage commissions.

22. Comment: In the fifth paragraph in the section entitled "Disclosure of Portfolio Holdings-Public Disclosure of Portfolio Holdings," please explain the use of the term "generally" with respect to the continuing availability of portfolio holdings information on the Fund's website.

         Response: The term "generally" is included in the above-referenced disclosure in the event that the Fund's website is temporarily unavailable.

23. Comment: In the paragraph following the table on Appendix D-Portfolio Manager(s), please explain why additional or different benchmarks than those listed in the table may be used as a basis for portfolio manager compensation.

         Response: The benchmarks included in the table were used to determine portfolio manager compensation as of December 31, 2008. Because the benchmarks used as the basis for a portfolio manager's compensation may change after December 31, 2008, the above-referenced disclosure is included in the paragraph following the table.

24. Comment: Please confirm that the Registrant intends to comply with the requirements of any order granting the Registrant's exemptive application with the SEC to permit the series of the Registrant to borrow money from and/or lend money to other funds advised by MFS and for which MFD acts as the principal underwriter.

         Response: The Registrant will comply with all requirements of the above-referenced order.
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Securities and Exchange Commission
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25.      Comment: With respect to "Investment Strategies and Risks - Lower
         Quality Debt Instruments" section located in Appendix H of the SAI, please refer to lower quality debt instruments as "junk bonds".

         Response: The requested change will be made.

26. Comment: With respect to "Investment Strategies and Risks - Municipal Instruments" section located in Appendix H of the SAI, please update the ratings of the insurance companies providing primary and secondary market insurance policies for municipal instruments to a more recent date.

         Response: This information will be updated as of March 25, 2009.

27. Comment: Please include the fundamental investment restrictions in the body of the SAI as opposed to in an appendix.

         Response: We are not aware of any legal requirement to include the fundamental investment restrictions in the body of the SAI as opposed to in an Appendix, which is legally part of the document. As a result, we do not believe that any changes are necessary.

Part C

28. Comment: In the future, please consider using chronological footnotes in the list of exhibits described in Item 23. In the footnotes, please also consider identifying the exhibit being incorporated by reference.

         Response: We are not aware of any legal requirements with respect to the footnotes used in Item 23 and therefore respectfully decline to make this change. In future filings for footnotes added after May 1, 2009, we will identify the exhibit being incorporated by reference.

29. Comment: In future filings, please consider providing the information required by Item 26 in a more understandable format.

         Response:  The requested change will be made.

30. Comment: In future filings, please identify which accounts and records of the Registrant are located in each location set forth in Item 28.

         Response: We are not aware of any legal requirement to identify which accounts and records are located in each location where books and records of the Registrant are physically maintained. We therefore respectfully decline to make this change.
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Securities and Exchange Commission
April 16, 2009
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         If you have any questions concerning the foregoing, please call the undersigned at 617-954-4340.
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                                        Sincerely,

                                        /S/ Susan A. Pereira
                                        Susan A. Pereira
                                        Assistant Secretary